[CNA LOGO]                                                          DECLARATIONS
40 WALL STREET, NEW YORK, NY 10005                       EXCESS INSURANCE POLICY

CUSTOMER NUMBER                                                      DATE ISSUED
---------------                                                     ------------
     232816                                                           04/25/2008

 POLICY NUMBER               COVERAGE IS PROVIDED BY                PRODUCER NO.
---------------                                                     ------------
   169880306             Continental Insurance Company                 702859
                          (herein called 'Underwriter')

         NAMED INSURED AND ADDRESS                PRODUCER NAME AND ADDRESS
------------------------------------------   -----------------------------------
ITEM 1. The Charles Schwab Family of Funds   Aon Risk Services Inc. of New York
        (herein called 'Insured')            199 Water Street, 30 th Floor
        101 Montgomery Street                New York, NY 10038
        San Francisco, CA 94104              Attn.: John Macko

ITEM 2. Bond Period: from 12:01 a.m. on 6/30/2007 to 12:01 a.m. on 6/30/2008 standard time.

ITEM 3. Single Loss Limit of Liability: $20,000,000

ITEM 4. Underlying Insurance:

        Primary                                  Single Loss
        Underlying Insurance     Policy Number   Limit of Liability   Deductible
        ----------------------   -------------   ------------------   ----------
        St. Paul Fire & Marine   490PB1621       $25,000,000          $50,000
        Insurance Company

        Excess                                   Single Loss
        Underlying Insurance     Policy Number   Limit of Liability
        ----------------------   -------------   ------------------
        ICI Mutual Insurance     98291107B       $25,000,000 XS $25,000,000
        Company

ITEM 5. Notice of claim should be sent to the Underwriter at: CNA Global Specialty Lines
            Financial Insurance Division, Fidelity Bonding
            40 Wall Street
            New York, NY 10005

ITEM 6. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

        SR-5261b   Ed. 10/87   Cosurety Rider

ITEM 7. The Insured by the acceptance of this policy gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

                                        By /s/ Daniel S. Fortin
                                           -------------------------------------
                                           Authorized Representative

                                                           Date:January 30, 2008


PRO-4173-A (ED. 09/03)                                               PAGE 1 OF 1

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the INSURED and subject to the provisions of this policy, the Underwriter and the INSURED agree as follows:

SECTION I. INSURING AGREEMENT

     The Underwriter agrees to indemnify INSURED for loss discovered during the BOND PERIOD, which exceeds the UNDERLYING INSURANCE but is otherwise properly payable according to the terms of the UNDERLYING INSURANCE.

SECTION II. GENERAL AGREEMENTS

A.   DEFINITIONS

     Throughout this bond, the words "bond" and "policy" are interchangeable.

     BOND PERIOD means the period from the effective date and hour of this Bond as set forth in Item 2 of the Declarations, to the Policy expiration date and hour set forth in Item 2 of the Declarations, or its earlier cancellation date or termination date, if any.

     INSURED means those persons or organizations insured under the PRIMARY UNDERLYING INSURANCE, at its inception.

     NAMED INSURED means the organizations named in Item 1 of the Declarations.

     PRIMARY UNDERLYING INSURANCE means the Policy scheduled in Item 4 of the Declarations. UNDERLYING INSURANCE means all those Policies scheduled in
     Item 4 of the Declarations and any Policies replacing them.

B.   NOTICE TO UNDERWRITER OF LOSS OR LEGAL PROCEEDING

     At the earliest practicable moment, not to exceed the notice requirements specified in the PRIMARY UNDERLYING INSURANCE, the NAMED INSURED shall give the Underwriter notice thereof. Such notice is to be sent to: CNA Global Specialty Lines, Fidelity Bonding, 8th Floor, 40 Wall Street New York, NY 10005. Within six (6) months after such discovery, the NAMED INSURED shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and if requested by the Underwriter, copies of proof of loss presented to the PRIMARY UNDERLYING INSURANCE.

     Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss.

SECTION III. CONDITIONS AND LIMITATIONS

A.   UNDERLYING INSURANCE

     This bond is subject to all terms and conditions of the PRIMARY UNDERLYING INSURANCE (except premium, limit of liability, and any other provision set forth in this bond). However, should any provision of this bond conflict with any provision of the UNDERLYING INSURANCE, then the provisions of this bond shall control. All UNDERLYING INSURANCE in effect at the inception of this bond shall be maintained in full effect during the BOND PERIOD. If the UNDERLYING INSURANCE is amended or modified during the BOND PERIOD, the Underwriter shall be given written notice as required by the PRIMARY UNDERLYING


--------------------------------------------------------------------------------
PRO-4175-A (ED. 02/04)                                               Page 1 of 4

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)

     INSURANCE and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this bond; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the UNDERLYING INSURANCE remained in full force and with the terms and conditions agreed to by the Underwriter.

B.   JOINT INSUREDS

     If two or more INSUREDS are covered under this Bond, the first NAMED INSURED shall act for all INSUREDS. Payment by the Underwriter to the first NAMED INSURED for any loss sustained by any INSURED shall fully release the Underwriter with respect to such loss. If the first named INSURED ceases to be covered under this Bond, the INSURED next named shall be considered as the first Named INSURED. The liability of the Underwriter for loss sustained by all INSUREDS shall not exceed the amount for which the Underwriter would have been liable had all such loss been sustained by one INSURED.

     Knowledge possessed or discovery made by any INSURED shall constitute knowledge or discovery by all INSUREDS for all purposes of this bond.

C.   SINGLE LOSS LIMIT OF LIABILITY

     The Underwriter's liability for each single loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 3 of the Declarations.

D.   MAINTENANCE OF UNDERLYING INSURANCE AND DROP DOWN PROVISION

     1. The UNDERLYING INSURANCE shall be maintained during the BOND PERIOD on the same terms and conditions in effect upon the inception date of this Bond, subject to any reduction of the limits of liability available under the UNDERLYING INSURANCE solely by reason of payment in legal currency of losses covered thereunder. Except as provided in Section G. below, failure to comply with the foregoing shall not invalidate this Policy but the Insurer shall not be liable to a greater extent than if this condition had been complied with. To the extent that any UNDERLYING INSURANCE is not maintained during the POLICY PERIOD (including any applicable Extended Reporting Period) on the same terms and conditions in effect upon the inception date of this Policy:

          a. the INSUREDS shall be deemed to be self-insured for any loss not covered under the UNDERLYING INSURANCE due to such failure, and

          b. the UNDERLYING LIMITS shall not be deemed to be depleted due to any loss payments covered under the UNDERLYING INSURANCE on account of such changes in terms and conditions of such UNDERLYING INSURANCE.

     2. The NAMED ENTITY shall notify the Insurer in writing as soon as practicable before the effective date of any change in the terms and conditions of any UNDERLYING INSURANCE. This Policy shall become subject to such changes only if and to the extent the Insurer agrees thereto by written endorsement to this Policy prior to the effective date of such changes, and only if the INSUREDS pay any additional premium required by the Insurer.

     3. Notwithstanding any provisions of the UNDERLYING INSURANCE to the contrary, for the purpose of the coverage afforded under this Policy, any exhaustion of any sub-limit of liability within the UNDERLYING INSURANCE shall not be deemed to exhaust the UNDERLYING INSURANCE and the INSUREDS shall be deemed to be self-insured for the amount of any loss in excess of such sub-limit up to the amount of the total limit of liability of the UNDERLYING INSURANCE.


--------------------------------------------------------------------------------
PRO-4175-A (ED. 02/04)                                               Page 2 of 4

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)

     4. Failure of any UNDERLYING INSURANCE to make payment due to insolvency or for any other reason, shall not reduce the UNDERLYING INSURANCE Limit of Liability and this bond shall continue to respond only to loss in excess of that unreduced amount.

E.   EXCLUSIONS

     This bond does not directly or indirectly cover:

     1. loss not reported to the Underwriter in writing within thirty (30) days after the termination of this bond;

     2. loss resulting from the effects of nuclear fission or fusion or radioactivity;

     3. loss of potential income, including but not limited to interest and dividends, not realized by an INSURED;

     4. damage of any type for which an INSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this bond;

     5. all costs, fees and expenses incurred by an INSURED in establishing the existence of or amount of loss covered under this bond; or as a party to any legal proceeding even is such legal proceeding results in a loss covered under this bond;

     6.   loss resulting from indirect of consequential loss of any nature.

F.   CONFORMITY

     If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended to comply with the minimum requirements of such law.

G.   TERMINATION

     This Bond shall apply in conformance with the termination and/or cancellation provisions of the PRIMARY POLICY; provided that, in the event of the occurrence of the following, this bond shall terminate:

     - immediately upon the appointment of a trustee, receiver, or liquidator of any INSURED or the taking over of any INSURED by State or Federal officials; or

     -    immediately upon the dissolution or takeover of any INSURED; or

     -    immediately upon the exhaustion of the Aggregate Limit of Liability;
          or

     -    immediately upon the expiration of the BOND PERIOD; or

     - immediately upon the cancellation, termination or non-renewal of the any of the UNDERLYING INSURANCE.

H.   CHANGE OR MODIFICATION

     This bond or any amendment affecting same may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond duly executed by the Underwriter.


--------------------------------------------------------------------------------
PRO-4175-A (ED. 02/04)                                               Page 3 of 4

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)

IN WITNESS WHEREOF, the Underwriter has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon the Underwriter unless completed by the attachment of the Declarations and signed by a duly authorized representative of the Underwriter.

/s/ Steve Lilienthal             /s/ John Kantor
---------------------            ---------------------
Chairman of the Board                   Secretary


--------------------------------------------------------------------------------
PRO-4175-A (ED. 02/04)                                               Page 4 of 4

                                 COSURETY RIDER

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.

8. In the event of the termination or cancelation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

                                      Complete only when this rider/endorsement
                                      is not prepared with the bond/policy or is
         Must Be Completed             not to be effective with the bond/policy
----------------------------------   -------------------------------------------
Rider/Endorsement No.   Policy No.   Issued to:   Effective date of
                                                  this rider/endorsement
          1             169880306


[CNA LOGO]                            Countersigned by
FOR ALL THE COMMITMENTS YOU MAKE(R)                    -------------------------
                                                       Authorized Representative

SR-5261b
(ED. 10/87)

9. In the event of the termination or cancelation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum of $15,000,000   Controlling Company
except as follows:                        Continental Insurance Company

                                          By:
                                              ----------------------------------

Underwritten for the sum of $5,000,000    Great American Insurance Company
except as follows:

                                          By:
                                              ----------------------------------

Accepted:

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

                                      Complete only when this rider/endorsement
                                      is not prepared with the bond/policy or is
         Must Be Completed             not to be effective with the bond/policy
----------------------------------   -------------------------------------------
Rider/Endorsement No.   Policy No.   Issued to:   Effective date of
                                                  this rider/endorsement
          1             169880306


[CNA LOGO]                            Countersigned by
FOR ALL THE COMMITMENTS YOU MAKE(R)                    -------------------------
                                                       Authorized Representative

SR-5261b
(ED. 10/87)

By:

              COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BONDS.
REVISED TO OCTOBER, 1987.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

                                      Complete only when this rider/endorsement
                                      is not prepared with the bond/policy or is
         Must Be Completed             not to be effective with the bond/policy
----------------------------------   -------------------------------------------
Rider/Endorsement No.   Policy No.   Issued to:   Effective date of
                                                  this rider/endorsement
          1             169880306


[CNA LOGO]                            Countersigned by
FOR ALL THE COMMITMENTS YOU MAKE(R)                    -------------------------
                                                       Authorized Representative

SR-5261b
(ED. 10/87)